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                                  EXHIBIT 20.1

                                       TO

                                    FORM 8-K

                                      FOR

                           EXCEL COMMUNICATIONS, INC.
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                                                                    EXHIBIT 20.1


            [LETTERHEAD OF EXCEL COMMUNICATIONS, INC. APPEARS HERE]


FOR IMMEDIATE RELEASE


                          EXCEL COMMUNICATIONS, INC.
                          ANNOUNCES CONTRACT WITH MCI

Dallas, Texas - June 26, 1996 - Excel Communications, Inc. (NYSE:ECI) today announced that EXCEL Telecommunications, Inc., an indirect, wholly owned subsidiary, has entered into a non-exclusive agreement with MCI Telecommunications Corp. to provide network switching services and dedicated access services to EXCEL's subscribers. Under the new contract, EXCEL will begin migrating existing subscriber traffic to MCI's long distance network over the next 120 days. The contract calls for a $5 million per month minimum commitment over the next two years.

EXCEL has previously announced contracts for the provision of network switching services with IXC Communications and WorldCom, Inc., as well as the termination of its commitment to purchase 1+ traffic from Frontier.

"We are pleased to develop this new relationship with MCI, which further carries out our strategy of diversifying our network carriers," said Kenny A. Troutt, Chairman and Chief Executive Officer. "As a full service long distance company with our own nationwide carrier identification code (CIC), our subscribers will not be aware of the migration of their telephone numbers from Frontier Corporation's network to the networks of other carriers. In fact, the Company recently completed the successful migration of 22% of its 1+ traffic from Frontier's network to IXC's network in the last 120 days," Troutt added.

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EXCEL Communications, Inc., with over $500 million in annual revenues for 1995, is the fourth largest residential long distance company in the United States. The Company offers its subscribers a variety of long distance telecommunications services and products under the EXCEL branded name, which include residential service, commercial service, 800 service, international service, and calling cards. EXCEL focuses on maintaining and providing all services and communications that involve the subscriber including activating the subscriber at the Local Exchange Carrier ("LEC"), communicating daily with the LECs and its carriers to monitor subscriber status and network traffic, and processing call records daily. The Company's goal is to become a provider of a wide range of communications products, and the Company anticipates offering nationwide paging services to its subscribers later this year. The Company's services are marketed nationwide exclusively through a network of independent representatives.


Media inquiries:

Sheila Durante
Public Relations Manager
(214) 863-8400

Mary Bell
Investor Relations Manager
(214) 863-8730